

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2024

Susan Echard
Chief Financial Officer
WM Technology, Inc.
41 Discovery
Irvine, CA 92618

      Re: WM Technology, Inc.
           Form 10-K and Form 10-K/A for the Year Ended December 31, 2023
           File No. 001-39021

Dear Susan Echard:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: Brian Camire